Exhibit 7

U.S. Bank National Association

Statement of Financial Condition

As of 12/31/2016

($000’s)

12/31/2016
Assets
Cash and Balances Due From Depository Institutions	$15,670,179
Securities	109,032,596
Federal Funds	60,327
Loans & Lease Financing Receivables	273,415,762
Fixed Assets	4,682,022
Intangible Assets	12,978,461
Other Assets	25,170,748

Total Assets	$441,010,095

Liabilities
Deposits	$343,142,193
Fed Funds	1,157,970
Treasury Demand Notes	0
Trading Liabilities	1,536,287
Other Borrowed Money	31,668,666
Acceptances	0
Subordinated Notes and Debentures	3,800,000
Other Liabilities	13,559,469

Total Liabilities	$394,864,585

Equity
Common and Preferred Stock	18,200
Surplus	14,266,915
Undivided Profits	31,054,149
Minority Interest in Subsidiaries	806,246

Total Equity Capital	$46,145,510

Total Liabilities and Equity Capital	$441,010,095

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